UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER:  33-11986-LA
CUSIP NUMBER: 876765108

(Check One):  [_] Form 10-K [_] Form 20-F [_] Form 11-K [X] Form 10-Q [_] Form 10-D [_] Form N-SAR [_] Form N-CSR

For Period Ended:  June 30, 2010

[_] Transition Report on Form 10-K
[_] Transition Report on Form 20-F
[_] Transition Report on Form 11-K
[_] Transition Report on Form 10-Q
[_] Transition Report on Form N-SAR
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

TAXMASTERS, INC.
Full Name of Registrant

Former Name if Applicable

900 Town & Country Lane, Suite 400
Address of Principal Executive Office (Street and Number)

Houston ,Texas 77024
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)
☒
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why the Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed):

The registrant was not able to file its Quarterly Report on Form 10-Q for the quarter ended June 30, 2010 within the prescribed time period because it has experienced delays in the collection, analysis and disclosure of certain information required to be included in (or otherwise necessary in connection with) the preparation and filing of the Form 10-Q.  The Form 10-Q will be filed within the prescribed extension period.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Ernest M. Palla, Esq.	(281)	497-5937
(Name)	(Area Code)	(Telephone Number)

 (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).     [X] Yes      [_] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?     [X] Yes     [_] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The results of operations for the period ended June 30, 2009, which was filed on August 13, 2009, did not account for the financial information of the registrant (then known as Crown Partners, Inc. and now known as TaxMasters, Inc.) and TaxMasters, Inc (“TaxMasters”) as a result of the execution of the Agreement and Plan of Exchange, dated August 4, 2009 (the “Share Exchange Agreement”).  On August 4, 2009 the registrant (formerly known as Crown Partners, Inc.), a Nevada corporation, closed the Share Exchange Agreement with TaxMasters, Inc., pursuant to which, among other things, the registrant (i) issued 301,000,000 shares of its common stock to the sole stockholder of TaxMasters in exchange for all of the issued and outstanding shares of common stock of TaxMasters, Inc. as a result of which TaxMasters became a wholly-owned subsidiary of the registrant; and (ii) sold all of the shares of Crown Equity Holdings, Inc. (“Crown Equity”), which prior to the closing was a majority-owned operating subsidiary of the registrant.

The unaudited interim financial statements included in the Form 10-Q for the three and six month period ended June 30, 2010 reflect the above transaction which has been accounted for as a reverse merger whereby Tax Masters, Inc. is considered the accounting acquirer and the historical and future financial statements will be those of Tax Masters, Inc. since the registrant discontinued its primary business activity conducted through Crown Equity, which was to develop, sell, and produce computer systems which are capable of running multiple monitors from one computer.  As a result, the Form 10-Q for the period ended June 30, 2010 will reflect the historical financial information of TaxMasters for the corresponding periods in 2009 and not Crown Partners, Inc. (the former name of the registrant).

In addition, on October 20, 2009, the registrant filed an 8-K when it acquired all of the outstanding shares of TaxMasters.  Such 8-K filing included the registrant’s unaudited statements of operations and cash flows for the six months ended June 30, 2009.  Management analyzed and subsequently corrected those statements which will reflect, in the Form 10-Q for the quarter ended June 30, 2010, corrections to amounts previously reported.  Adjustments were made to correct overstatement of revenues and understatement of certain operating expenses, record the write-off of a note receivable amounting to $400,000 and to record distributions made to shareholders that were not previously recognized.

Consequently, because of the share exchange transaction above and the corrections to amounts previously reported, the results of operations of the registrant in the Form 10-Q for the quarter ended June 30, 2010 will be significantly different than the results of operations as reported in the registrant’s amended Form 8-K, which was filed on October 20, 2009.

The results of operations for the registrant for the three and six months period ended June 30, 2009 as compared to the same periods in 2010 are as follows:

Revenue

Revenues increased by approximately $2.2 million to approximately $11.1 million for the three months ended June 30, 2010 as compared to approximately $8.9 million for the same three month period in 2009.  Revenues increased by approximately $6.3 million to approximately $22.4 million for the six months ended June 30, 2010 as compared to approximately $16.1 million for the same six month period in 2009.

Compensation expense

Compensation expense, which is comprised of salaries, health insurance, payroll taxes, and outside contract labor, for the three months ended June 30, 2010 was approximately $5.5 million, which was an increase of approximately $1.6 million from the compensation expense of approximately $3.9 million for three months ended June 30, 2009.  Compensation expense for the six month ended June 30, 2010 was approximately $10.3 million, which was an increase of approximately $3.4 million from the compensation expense of approximately $6.9 million for six month ended June 30, 2009.

Selling, General and Administrative Expense

Selling, general and administrative costs increased by approximately $2.3 million from approximately $5.3 million for the three months ended June 30, 2009 to approximately $7.6 million for the same period in 2010.  Selling, general and administrative costs increased by approximately $4.1 million from approximately $8.3 million for the six months ended June 30, 2009 to approximately $12.4 million for the same period in 2010.

Total Operating Expenses

Total operating expenses for the three months end June 30, 2010 were approximately $13.3 million, an increase of approximately $4.1 million from total operating expenses of $9.2 million for the same three month period in 2009.  Total operating expenses for the six months end June 30, 2010 were approximately $23.1 million, an increase of approximately $7.9 million from total operating expenses of $15.2 million for the same six month period in 2009.

Net Loss/Net Income

The net loss for the three months ended June 30, 2010 was approximately $1.4 million as compared to a net loss of approximately $349,000 for the same three month period in 2009, an increase in the net loss of approximately $1.1 million.   Operating net loss for the three months ended June 30, 2010 was approximately $2.2 million as compared to operating net loss of approximately $335,000 for 2009.  The net loss for the six months ended June 30, 2010 was approximately $464,000 as compared to a net income of approximately $867,000 for the same six month period in 2009, the increase in net loss of approximately $1.3 million. The operating net loss for the six months ended June 30, 2010 was approximately $729,000 as compared to operating net income of approximately $880,000 for 2009.

                      TaxMasters, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

TAXMASTERS, INC.

Date: August 16, 2010	By:/s/ Patrick R. Cox
Patrick R. Cox
Chief Executive Officer